[redacted]

10029456

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL & CREDIT INTERNATIONAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 BISCAYNE BLVD, SUITE 750
(No. and Street)

MIAMI (City) FLORIDA (State) 33137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JERVIS HOUGH 305-576-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATSON & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

20401 N.W. 2ND AVE, STE 300 (Address) MIAMI (City) FLORIDA (State) 33169 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JERVIS HOUGH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL & CREDIT INTERNATIONAL, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 2/26/2010

Notary Public State of Florida
Vera Albertha Reid
My Commission DD712451
Expires 09/06/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL & CREDIT INTERNATIONAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

We have audited the accompanying statements of financial conditions of Capital & Credit International, Inc. as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital & Credit International, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Watson + Company, P.A.

February 10, 2010

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF FINANCIAL CONDITIONS
DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Cash and cash equivalents	$ 36,416	$ 150,131
Trading receivable	253,772	55,891
Property and equipment, net accumulated depreciation	14,322	17,712
Clearing deposits (Note 2)	163,254	356,027
Prepaid expenses	22,388	56,202
Other assets	23,238	26,522
TOTAL ASSETS	$ 513,390	$ 662,485
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable, accrued expenses, and other liabilities	$ 272,854	$ 116,654
Stockholders' equity	240,536	545,831
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 513,390	$ 662,485

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

REVENUE	2009	2008
Interest	$ 273,047	$ 256,797
Referral fees	411,841	-
Commission income, net	260,795	227,720
Other income	23,506	-
Total Revenue	969,189	484,517
OPERATING EXPENSES		
Commissions and employee compensation	468,895	468,561
Referral expenses	300,502	-
Advertising, marketing and development	47,943	59,209
Communications	34,930	41,400
Interest expense	7,443	10,768
Licenses and taxes	11,894	11,966
Occupancy	109,430	11,735
Other administrative expenses	54,734	76,501
Professional fees	103,741	184,208
Trading costs	134,972	83,309
Total Operating Expenses	1,274,484	947,657
OPERATING LOSS	$ (305,295)	$ (463,140)

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Beginning Balance	$ 545,831	$ 340,574
Contribution by Stockholder	-	668,397
Operating loss	(305,295)	(463,140)
Ending Balance	$ 240,536	$ 545,831

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

OPERATING ACTIVITIES	**2009**	**2008**
Net Loss	$ (305,295)	$ (463,140)
Adjustments to reconcile net loss to net cash and cash equivalents used by operating activities:		
Depreciation	4,382	2,513
Changes in operating assets and liabilities:		
Clearing deposits	192,773	(256,027)
Accounts receivable	(197,881)	(6,301)
Prepaid expenses	33,814	(56,202)
Security deposits	-	-
Other assets	3,284	(16,642)
Accounts payable, accrued expenses, and other liabilities	156,200	72,426
Total adjustments	192,572	(260,233)
NET CASH AND CASH EQUIVALENTS USED BY OPERATING ACTIVITIES	(112,723)	(723,373)
INVESTING ACTIVITIES		
Acquisition of fixed assets	(992)	(17,632)
FINANCING ACTIVITIES		
Additional Paid-In-Capital	-	668,397
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(113,715)	(72,608)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	150,131	222,739
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 36,416	$ 150,131

The accompanying notes are an integral part of the financial statements

CAPITAL & CREDIT INTERNATIONAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Activity

Capital & Credit International, Inc., was incorporated on January 14, 2005 as a Florida corporation. The Company filed for a name change on May 17, 2006 from Stainton Bradley International, Inc. to its current name.

The Company is a broker dealer with approval to specialize in financial securities commencing January 5, 2006. It is currently registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is owned by Capital & Credit Holdings, Inc., also a Florida corporation.

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Revenue

The principal sources of revenue are derived from interest, fees and commissions earned from providing financial services.

Income Taxes

As a corporation not exempt from Federal Income Taxes, the company is subject to federal income taxes on non-patronage income or additions to unallocated capital reserves.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset. Depreciation expense for the years ended December 31, 2009 and December 31, 2008, equaled $4,382 and $2,513 respectively. Property and equipment at December 31, 2009 and 2008, consist of the following components:

	2009	2008
Office Equipment	$ 21,453	$ 20,461
Less: Accumulated Depreciation	(7,131)	(2,749)
	$ 14,322	$ 17,712

NOTE 2 - CLEARING DEPOSITS

In furtherance of its functions as a Broker Dealer, the company established a Clearing Agreement, as an introducing broker, with Pershing LLC and another with MF Global, Inc., to clear transactions and maintain the accounts of certain customers. Both agreements required a cash deposit which is redeemable only after the agreement terminates. Each agreement carries significant penalties for premature termination. However, the relationship with MF Global ceased effective May 29, 2009 without the penalty. As at December 31, 2009 and 2008, clearing deposits totaled $163,254 and $356,027 respectively.

NOTE 3 - LEASE

On January 1, 2009 the company assumed a three-year operating occupancy lease for its office space which was originally contracted by its parent, with its landlord Frost Real Estate Holdings, LLC. The lease has an optional renewal of one (1) additional three year term at prevailing rates.

At December 31, 2009, future minimum lease payments under the lease were as follows:

2010	114,026
2011	9,536
Total	$ 123,562

NOTE 3 – LEASE (Continued)

During the year occupancy cost of $109,430 was incurred by the company, while $98,736 was paid by the parent in the previous year. In accordance with the then expense sharing agreement, $11,735 was allocated by the parent as rent expenses for the previous period.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2009, the company's net capital was $180,432, which was $80,432 in excess of its required net capital of $100,000. The company's net capital ratio was 1.51-to- 1 or 151%.

NOTE 5 - RELATED PARTY TRANSACTIONS

Capital & Credit International, Inc. is solely owned by Capital & Credit Holding, Inc., a Florida Corporation, which is related to Capital & Credit Merchant Bank Ltd., a Jamaican Company. The holding company has undertaken to provide all the working capital requirements until the reporting company is fully functional but was not required to provide support during the year as the subsidiary's financial condition began to change.

In addition to the above, the company and its parent operate a cost sharing agreement involving certain administrative services. This agreement is renewable annually

NOTE 6 - SUBSEQUENT EVENT

Capital & Credit International, Inc., in collaboration with its related company in Jamaica, is in negotiations to undertake a "strategic alliance" with a California Broker Dealer which would entail amalgamating both broker dealer activities, and ultimately this company would cease to exist.

****

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

SCHEDULE I

NET CAPITAL

Total Stockholders' equity	$ 240,536
Total capital and allowable Stockholders' equity qualified for net capital	240,536
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation	14,322
Prepaid expenses	22,388
Other assets	23,238
Total deductions	59,948
Other: Haircuts	156
Total deductions and/or charges	60,104
NET CAPITAL	180,432

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 272,854

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$ 18,172
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital required (greater of above)	$ 100,000
Excess capital	$ 80,432
Ratio: Aggregated indebtedness to net capital	1.51 to 1

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

Read independent auditors' report on financial statements.

CAPITAL & CREDIT INTERNATIONAL, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2009

SCHEDULE II

The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 as it is operating under the k(2)(ii) exemption.

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Capital & Credit International, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Capital & Credit International, Inc. (the "Company") for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under SEC Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of SEC Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

Member • Florida Institute of Certified Public Accountants • American Institute of Certified Public Accountants

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transaction are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material to relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watson + Company, P.A

February 10, 2010

Watson & Company, P.A.

Certified Public Accountants

20401 N.W. 2nd Avenue, Suite 300
(State Road 441)
Miami, Florida 33169
(305) 653-8865
(305) 653-8866
Fax: (305) 654-7751

watsonpa@aol.com
watson_info@watsonpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Capital & Credit International, Inc.
4400 Biscayne Blvd., Suite 750
Miami, FL 33137

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Capital & Credit International, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Capital & Credit International, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Capital & Credit International, Inc's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as per the electronic payment system noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the year December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers comprising transaction support to journal inputs of revenues and clearance costs paid to other SIPC members noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers comprising transaction support to journal inputs of revenues and clearance costs paid to other SIPC members supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to out attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Watson & Company, P.A.

February 25, 2010

CAPITAL & CREDIT INTERNATIONAL, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009 AND 2008